UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 3Q19 ResultsConference CallNovember 8, 10am (ET)

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver adjusted EBITDA growth and margin expansion in 3Q19

- **The company kept delivering a solid set of results,** despite the uncertainty raised by the political developments during the quarter
- **As reported results**
  - **Net revenues** -7.6% to Ps.9.2 billion (US$172 million)
  - **Adjusted EBITDA** +2.7% to Ps.2.6 billion (US$52 million)
  - **Net majority income** improved to Ps.50 million (US$ -8 million)
- **Consolidated Adjusted EBITDA margin expanded 289 bps** to 28.8% (356 bps to 29.5% excluding non-recurrent production-footprint adequacy costs)
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of 0.87x
- **L´Amalí Expansion Plant on track, Start Up 2Q20**



3

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

 The incipient recovery faded as the macroeconomic variables worsened   Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of October 2019Source INDEC: ISAC (Indicador Sintético de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

     Revenues down 7.6%, impacted by softer Concrete segment and Cement in Argentina  Revenue Performance:Argentine cement: down 4.0% YoY. Volumes contraction of 7.5% balanced by healthy pricing environmentConcrete: dropped 37.7% YoY. Volumes down 33.9% as new projects slow down or put on holdParaguay cement: down 1.7% YoY. Sales volumes down 1.1% YoYRailroad: down 9.4% YoY. Softer pricing and volumes compressed by slowdown in building materials and chemicalsAggregates: increased 2.0% YoY. Driven by favorable sales volumes  Sales Volumes        3Q19  3Q18  % Chg.  Cement, masonry & lime          Argentina   MM Tn  1.49  1.61  -7.5%  Paraguay   MM Tn  0.15  0.15  -1.1%  Cement, masonry & lime total     1.64  1.76  -7.0%  Argentina:          Concrete  MM m3  0.19  0.29  -33.9%  Railroad  MM Tn  1.13  1.23  -7.9%  Aggregates  MM Tn  0.26  0.25  4.7%  Revenues (Ps. Million)  3Q19  3Q18  % Chg.        6,987  7,280  -4.0%  937  953  -1.7%  7,924  8,233  -3.8%        1,039  1,667  -37.7%  824  909  -9.4%  126  124  2.0%  Total Net Revenues1   9,178  9,931  -7.6%  5  Sales volumes include inter-segment sales and Other segments

 Gross Profit up, mainly reflecting previous footprint-adequacy efforts  Gross Profit & Margin    Ps. Million  Consolidated gross profit up 7.3% YoY, with gross margin expansion of 368 bps to 26.6%, Excluding non-recurring costs of production footprint enhancement, gross profit would have expanded around 10% and gross profit margin would have expanded by 435 bps to 27.2%SG&A as a % of revenues decreased 22 bps YoY, to 6.6%, positively impacted by structure adequacy measures adopted earlier this year, together with a further reduction in the effective sales tax rate.  Selling, General & Administrative    Ps. Million  As a % of Sales  6.8%  -10.5%    Gross Margin  26.6%  22.9%  7.3%    6  6.6%  27.2%(1)  1) Excluding non-recurrent expenditures from production-footprint adequacy.

Adjusted EBITDA increased by 2.7% YoY with solid margin expansion of 289 bps

LOMA NEGRA
a member of InterCement

- **Consolidated Adjusted EBITDA up 2.7%** YoY in 3Q19 driven by positive contribution of cement segment and Railroad. However, it was dimmed by non-recurrent costs, and negative impact of Concrete

- **Consolidated Adjusted EBITDA Margin expanded 289 bps** to 28.8% from 25.9% in 3Q18, and **excluding approximately US$1.2 million of non-recurrent** production-footprint adequacy costs, would have increased 356 bps to 29.5%

- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded **229 bps** YoY from 27.7% to 30.0%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 90 bps to 30.9%, excluding non-recurrent cost margin would have been 31.8%(1)
  - **Cement in Paraguay** Adjusted EBITDA margin expanded by 156 bps to 45.1% from 43.6% a year ago
  - **Concrete** Adjusted EBITDA margin increased 73 bps to 4.8%
  - **Railroad** Adjusted EBITDA margin increased 357 bps to 14.5%
  - **Aggregates** Adjusted EBITDA margin increased to 4.1%

Adjusted EBITDA & Margin


Ps. Million
Adjusted EBITDA Margin
25.9%
28.8%
29.5%(1)
+2,7%
2,575
2,645
3Q18
3Q19
US$ million
53
52
53(1)

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

1) Excluding non-recurrent expenditures from production-footprint adequacy.

7

Net profit up to Ps.60 million impacted by a improved operational result

LOMA NEGRA

a member of InterCement

- **Net Profit Attributable to Owners of the Company** in 3Q19 increased Ps.232 million YoY, measured in US$ decreased from a gain of US$4 million to a loss of US$8 million
- **Total finance loss** of Ps.1,567 million in 3Q19 compared to a loss of Ps.1,440 million in 3Q18, as the FX depreciation overtook the gain on net monetary position
  - **Foreign exchange loss** of Ps.1,510 million in 3Q19, compared to Ps.1,310 million loss in 3Q18,
  - **Net Financial expense**, rose by Ps.34 million from Ps.298 million in 3Q18 to Ps.332 million in 3Q19, driven by higher beared interests
  - **Gain on net monetary** position was Ps.276 million in 3Q19 compared to Ps.168 million in 3Q18

Net Profit Attributable to Owners

Ps. Million



-182
50
3Q18
3Q19

US$	4	(8)

Finance Costs, net

Ps. Million



-1,440
-1,567
+8.8%
3Q18
3Q19

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

Strong balance sheet and sound debt profile

- **Cash position** of Ps.1.4 billion and total debt at Ps.10.4 billion in September '19
- **Net Debt** of Ps.9.1 billion (US$ 157 million) at September ´19
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.87x in 3Q19 compared with 0.43 in Dec.18
- **Operating cash flow for 3Q19 stood at Ps.3.6 billion**, mainly due to higher profitability and lower working capital needs
- **Capital expenditures** of Ps.3.1 billion in 3Q19 (mostly dedicated to the expansion of production capacity in L'Amalí plant)

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	3Q19	3Q18
Net cash generated by operating activities	3,577	3,026
Net cash used in investing activities	(3,134)	(604)
Net cash (used in) generated by financing activities	(477)	(440)
Cash and cash equivalents at the end of the period	**1,353**	**4,238**

Debt by Currency



Euro 5%
US$ 42%
Ps. 26%
PYG 28%

Debt by Interest Rate



Fixed rate 38%
Other Floating 26%
Libor 36%

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

9

Looking ahead  Expectations around the policies to be adopted by the new administration to reestablish financial stability and economic growthWe remain focused on delivering solid results, leveraging our leadership position while seeking productivity gains L’Amalí plant expansion on track. Completion in 2Q20   L´Amalí 2: Kiln & Clinker Silo  L´Amalí 2: Pre-Homogenization Dome  10  L´Amalí 2: Cement Mill progress

   Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet    14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 8, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer